Exhibit 12.2

US AIRWAYS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Three Months Ended	Years Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
Income (loss) before income taxes and cumulative effect of change in accounting principle	$71	$199	$600	$(178)	$(2,148)	$485
Add:
Interest expense, net	57	225	233	241	218	229
Interest factor portion of rentals	96	384	389	400	413	401

	153	609	622	641	631	630

Earnings (losses) before income taxes and fixed charges	$224	$808	$1,222	$463	$(1,517)	$1,115
Computation of fixed charges:
Interest expense	$57	$225	$233	$241	$218	$229
Interest factor portion of rentals	96	384	389	400	413	401
Capitalized interest	2	8	3	10	6	4

Fixed charges	$155	$617	$625	$651	$637	$634
Ratio of earnings to fixed charges	1.44	1.31	1.95	N/A	N/A	1.76
Earnings insufficient to cover fixed charges	N/A	N/A	N/A	$188	$2,154	N/A